Exhibit 99.1

Enigmatig Limited Announces Pricing of Initial Public Offering

New York, June 17, 2025 – Enigmatig Limited (“Enigmatig” or the “Company”), an international consultancy firm providing one-stop cross-border licensing solutions and related services, today announced the pricing of its initial public offering (“IPO”) of 2,845,200 Class A ordinary shares at a price to the public of US$5.00 per share. The Class A ordinary shares have been approved for listing on the NYSE American Market and are expected to begin trading on June 18, 2025, under the ticker symbol “EGG.”

Enigmatig has granted the underwriter of this offering, a 45-day option to purchase up to an additional 426,780 Class A ordinary shares at the IPO price, less underwriting discounts, solely to cover over-allotments, if any. The offering is expected to close on or about June 20, 2025, subject to customary closing conditions.

The offering is being conducted on a firm commitment basis. Prime Number Capital, LLC is acting as the sole bookrunner for the offering.

A registration statement relating to these securities has been filed with, and declared effective by, the United States Securities and Exchange Commission (“SEC”). The offering is made only by means of a prospectus. Copies of the final prospectus relating to the offering may be obtained, when available, from Prime Number Capital, LLC by email at info@pncps.com or via standard mail to Prime Number Capital, LLC, 12 E 49th St, Floor 27, New York, NY10017. In addition, a copy of the final prospectus can also be obtained via the SEC’s website at www.sec.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Enigmatig Limited

Enigmatig is an international business enabler that empowers small and medium-sized enterprises to achieve their international ambitions. Since 2010, we have connected businesses with the expertise, infrastructure, and regulatory support needed to succeed in cross-border markets.

With deep capabilities in FX brokerage consultancy, licensing, RegTech, FinTech, and corporate services, Enigmatig delivers tailored solutions across the business lifecycle – from company incorporation to ongoing compliance. Our experienced team specialises in navigating complex regulatory environments across global financial hubs and key offshore centres, including London, Cyprus, and Belize.

Headquartered in Singapore with a strategic presence in Hong Kong, Shanghai, London, and a representative desk in Bangkok, Enigmatig supports a diverse international client base.

For more information, please visit: https://enigmatig.com

Safe Harbor Statement

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “project” or “continue” or the negative of these terms or other comparable terminology. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For more information, please contact:

Enigmatig Investor Relations

Email: investors@enigmatig.com